UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Arctic Cat Inc.

(Name of Issuer)

Class B Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

None

(CUSIP Number)

December 22, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Suzuki Motor Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ Not applicable
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,102,000*

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 6,102,000*

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,102,000*
*As adjusted for 3:2 stock splits on April 26, 1993 and September 2, 1994.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% of Class B Common Stock

12.	Type of Reporting Person (See Instructions) CO

                Pursuant to a Stock Purchase Agreement dated as of July 18, 1988 (the “Stock Purchase Agreement”) between Suzuki Motor Corporation (“Suzuki”) and Arctic Cat Inc. (the “Issuer”), Suzuki purchased 7,560,000 shares (as adjusted for 3:2 stock splits on April 26, 1993 and September 2, 1994) of Class B Common Stock of the Issuer (constituting all outstanding shares of Class B Common Stock).  Class B Common Stock is identical to the regular Common Stock of the Issuer (the “Common Stock”) in all respects except that Suzuki has the right to elect one member of the Board of Directors, which member must be acceptable to the Continuing Directors (as defined in the Issuer’s Articles of Incorporation).  Suzuki does not vote for the election of any other directors of the Issuer.  On all matters other than the election of directors, Suzuki votes as a single class with the holders of the Common Stock and has the number of votes on all matters submitted to the shareholders that is equal to the number of shares of the Common Stock into which the shares of Class B Common Stock are then convertible.  All shares of Class B Common Stock convert into an equal number of shares of the Common Stock upon the occurrence of certain events described in the Stock Purchase Agreement and at the election of the holder.  The Stock Purchase Agreement was filed as Exhibit 10(k) to the Registration Statement on Form S-1 (File No. 33-34984) filed by the Issuer with the Securities and Exchange Commission on June 22, 1990.

                The purchase of the Class B Common Stock by Suzuki occurred before the Issuer became a reporting company under the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Consequently, this filing is being made in accordance with Rule 13d-1(d) of the 1934 Act.

                This Amendment No. 3 is being filed to report that on December 22, 2006, Suzuki sold 615,000 shares of the Class B Common Stock back to the Issuer.

Item 1 (a) Name of Issuer.

The Issuer to which this Schedule 13G relates is Arctic Cat Inc., a Minnesota corporation.

Item 1 (b) Address of Issuer’s Principal Executive Offices.

The principal executive office of the Issuer is located at 601 Brooks Avenue South, Thief River Falls, MN 56701.

Item 2 (a) Name of Person Filing.

Suzuki Motor Corporation

Item 2 (b) Address of Principal Business Office or, if None, Residence.

300 Takatsuka-cho, Hamamatsu-shi, Shizuoka-ken, Japan 432-8611

Item 2 (c) Citizenship.

Japan

Item 2 (d) Title of Class of Securities.

The class of equity securities to which this Schedule 13G relates is the Class B Common Stock, $0.01 par value per share, of Arctic Cat Inc.

Item 2 (e) CUSIP Number.

None

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)

Amount beneficially owned:

6,102,000* shares of Class B Common Stock. The Class B Common Stock is convertible into an equal number of shares of $.01 par value Common Stock upon the occurrence of certain events and at the election of the holder in accordance with the terms and conditions of the Stock Purchase Agreement.

(b)	Percent of class: 100% of Class B Common Stock; 33% of outstanding shares of all Capital Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 6,102,000*

	(ii)	Shared power to vote or to direct the vote: Not applicable

	(iii)	Sole power to dispose or to direct the disposition of: 6,102,000*

	(iv)	Shared power to dispose or to direct the disposition of: Not applicable

*As adjusted for 3:2 stock splits on April 26, 1993 and September 2, 1994.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2006
Date

SUZUKI MOTOR CORPORATION

By	/s/ SHINZO NAKANISHI
Signature

Shinzo Nakanishi, Board Member, Executive
General Manager Overseas Marketing
Name/Title